

February 27, 2015

<u>**Via Email**</u>
Robert G. Day, Esq.
Wilson Sonsini Goodrich & Rosati PC
650 Page Mill Road
Palo Alto, CA 94304

     Re: **Comscore, Inc.**
              Schedule 14D-9 filed February 20, 2015
              File No. 005-83687

Dear Mr. Day:

      We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 4. The Solicitation or Recommendation</u>

1.   Your current disclosure states that because of "competing considerations, while the comScore board unanimously determined that the transactions are in the best interest of …stockholders, the comScore Board is not expressing an opinion and is remaining neutral…" We further note disclosure that the Board did not find it practicable to and did not quantify or assign relative weights to specific factors considered. Given the parties' negotiations, the Board's approval of the Offer and associated transactions, and the parties' apparent intentions regarding a strategic alliance of companies, please further explain why the Board was unable to express an opinion on the Offer. Alternatively, please revise to identify which factors, if any, more significantly influenced the decision to remain neutral.

2.   Notwithstanding the absence of a specific item requirement in the Schedule 14D-9, advise us of whether consideration was given to summarizing your discussions with any of the financial advisors with whom the board consulted, including any summary of material written analyses or presentations that the advisors provided to the board. Refer generally to Item 8 of Schedule 14D-9 and Item 1011(c) of Regulation M-A.

        Please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        /s/ Mellissa Campbell Duru

                                        Mellissa Campbell Duru
                                        Special Counsel
                                        Office of Mergers & Acquisitions